Beckman, Lieberman & Barandes, llp ATTORNEYS AT LAW 116 John Street, New York, NY 10038	TELEPHONE (212) 608-3500 TELECOPIER (212) 608-9687 Long Island Office 100 Jericho Quadrangle, Jericho, NY 11753 Ext. 127 Direct Fax (212) 608-9687 E-Mail:RBarandes@BLBLLP.com
August 6, 2007

Securities and Exchange Commission
100 F Street, Northeast
Washington, D.C. 20549
Attn:	Edward N. Kelly, Senior Counsel
Lesli L. Shepard, Staff Attorney

Re:
Versadial, Inc., formerly Carsunlimited.com, Inc.Registration Statement on Form SB-2 Filed March 16, 2007, File# 333-141365 - Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2005 and Subsequent Exchange Act Reports - File# 333-43748

Ladies and Gentlemen:

On behalf of Versadial, Inc. (“Company”) or (“Versadial”), the following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (“SEC”) set forth in its letter dated April 13, 2007 with respect to the above referenced documents filed by the Company. Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our responses parallel the numbers in your April 13, 2007 comment letter. We are providing a hard copy red-lined version of the Registration Statement to facilitate your review.

1.
Please be advised supplementally that we have revised the Registration Statement to reduce the number of shares of common stock covered thereby from 10,263,326 shares to only 4,061,841 shares issuable to Fursa Master Global Event Driven Fund, L.P. (“Fursa”) upon conversion of the Company’s 10% Redeemable Convertible Senior Debt. By reducing the number of shares covered by the Registration Statement, we believe that this secondary offering complies with Rule 415, in conformity with the guidelines set forth by the Staff. In our consideration of this offering as a secondary and not a primary offering, we are mindful of the Staff’s intended restricted use of Rule 415 to prevent third parties from engaging in short term debt or equity financing under situations which may deem them to be statutory underwriters and/or receive expedited liquidity. We respectfully submit that, as Fursa isa long-term investor in the Company with its demand registration rights arising almost one year after its initial investment, the shares being registered hereunder are clearly outside of such restriction.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	August 6, 2007
Page -2-

For consideration by the staff, we set forth below, in chronological format, the dates and respective amounts on which Fursa advanced funds to the Company and its Innopump subsidiary. We suggest this information is relevant as it clarifies the long term commitment between Fursa and the Company and demonstrates the duration and development of the lending relationship.

October 2005: Innopump, Inc., then a privately held company and currently the operating subsidiary of Versadial, Inc. (“Innopump”), entered into a Bridge Financing Agreement with Mellon HBV Master US Event Driven Fund LP and Mellon HBV Master Global Event Driven Fund LP ( the two funds subsequently were combined, and their name changed to Fursa Master Global Event Driven Fund, L.P.; the “Investor”). Pursuant to the Bridge Financing Agreement, the Investor loaned $1,500,000 to Innopump on October 18, 2005. This loan, and the subsequent interim or bridge loans made by the Investor to Innopump, were made in anticipation of a merger between Innopump and Versadial, Inc. (then named Carsunlimited.com, Inc.).

March, 2006: The Investor and Innopump entered into an amendment to the Bridge Financing Agreement and the Investor loaned an additional $500,000 to Innopump on March 24, 2006.

June 2006 : The Investor and Innopump entered into a second amendment to the Bridge financing agreement and on June 26, 2006 the Investor loaned an additional $1,000,000 to Innopump.

August 9, 2006: The Investor advanced $7,500,000 to Versadial as part of the merger transaction pursuant to which Innopump became a subsidiary of Versadial. The $7,500,000 advanced by the Investor was primarily used to re-pay short term indebtedness of Innopump incurred in the development of its business to a number of lenders including $3,000,000 previously advanced by the Investor as well as other expenses incurred in connection with merger, and to provide working capital to Versadial. The $7,500,000 advanced by the Investor was advanced in the form of the 10% redeemable convertible promissory notes, and common stock purchase warrants were also issued to the Investor in connection therewith.

Under the terms of the agreements relating to the issuance of the redeemable convertible promissory notes, Versadial was obligated to register for re-sale shares of common stock of Versadial issuable on conversion of the redeemable convertible notes as well as the shares issuable upon exercise of the related common stock purchase warrants.

February 1, 2007: Fursa Alternative Strategies, LLC, the investment advisor to the Investor, acting on behalf of an affiliated Investment Fund (“Lender”) provided a $3,000,000 revolving line of credit to Versadial and made an initial advance of $1,200,000 to Versadial. In connection with the related line of credit agreement, common stock purchase warrants were issued to the Lender and to Prospero Capital, an affiliate of Fursa, and the shares of common stock issuable upon exercise of the warrants became subject to the same registration rights agreement covering the shares of common stock issuable upon conversion of the redeemable convertible promissory notes.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	August 6, 2007
Page -3-

February 26, 2007: The Lender made an additional advance of $750,000 to Versadial pursuant to the line of credit agreement.

March 16, 2007: The Lender made an additional advance of $500,000 to Versadial pursuant to the line of credit agreement.

April 17, 2007: The Lender made an additional advance of $300,000 to Versadial pursuant to the line of credit agreement.

June 15, 2007: The Lender made an additional advance of $250,000 to Versadial pursuant to the line of credit agreement.

July 10, 2007: The Lender amended the $3,000,000 revolving line of credit to increase the limit to $4,000,000 and simultaneously advanced $1,000,000 to Versadial pursuant to the amended line of credit agreement.

2.    Please be advised supplementally that we have revised the Registration Statement to include this information on the facing page.

3.    Please be advised supplementally that the reduced number of shares being offered for resale pursuant to this Registration Statement render the first part of this comment inapplicable. With respect to the percentage ownership of the currently outstanding principal shareholders, the calculation is based on aggregating the shares owned by the current officers and directors of Versadial, Matthew Harrition, the son of Richard Harriton, a Director, Paul Block, a former officer of Versadial, and by Gerhard Brugger. We calculated the percentage ownership on a fully diluted basis of the current principal shareholders and affiliates of Versadial and Fursa and its affiliates by adding to the number of shares set forth in the preceding sentence, the number of shares issuable upon conversion of the Convertible Debt held by Fursa and upon exercise of the warrants held by Fursa and by its affiliate Prospero Capital LLC, and upon exercise of the warrants held by Richard Harriton.

4.    Please be advised supplementally that we have revised the Registration Statement by deleting these sentences.

5.    Please be advised supplementally that we have revised the Registration Statement to delete any references to assurances or any other similar statements.

6.    Please be advised supplementally that the total dollar value of the shares of common stock underlying the convertible notes that are being registered for resale (4,061,841 shares) held by Fursa and its affiliates at the time of sale of the Convertible Debt (August 9th, 2006) was approximately$7.3 million on a post reverse split basis. Please be further advised supplementally that we believe that this criteria of value is not material. The August 9, 2006 issuance of the Convertible Debt coincides with Versadial’s acquisition of the business of Innopump . Prior to such time, the Company had no business operations and had a very limited trading market. The conversion price for the Convertible Debt and the exercise price for the Warrants issued on August 9, 2006 were based upon a $16,000,000 total enterprise value for the Company, including Innopump. We submit that this value or amount, a negotiated amount arrived at in an arms-length discussions between the Company and Innopump that occurred several months before the issuance of the debt, as a more appropriate measure for valuing the common stock of the Company.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	August 6, 2007
Page -4-

7.    Please be advised supplementally that the Company will not be receiving any proceeds from the sale of the shares of common stock issuable upon conversion of the Convertible Notes. In addition, given the removal from the Registration Statement of shares issuable upon exercise of Warrants, the information requested by this comment pertaining to the warrants is no longer applicable.

8.    As previously noted in our response to comment 6 above, please be advised supplementally that we do not believe that the market price per share of the common stock of Carsunlimited.com on August 9, 2006 is of relevance to prospective investors, given the fact that there was a limited trading market in the shares of Carsunlimited.com at such time and that the trading volume and price reflected a start-up situation with no business operations.

9.    Please be advised supplementally that, given the removal from the Registration Statement of shares issuable upon exercise of Warrants, the information requested by this comment is no longer applicable.

10.   Please be advised supplementally that as Fursa is the only selling shareholder named in the Registration Statement, and the Registration Statement already includes the information specified by comment 10 as it pertains to Fursa, we respectfully submit that the information requested in this comment is no longer applicable to the Registration Statement.

11.   Please be advised supplementally that we believe the information requested by this comment is no longer applicable.

12.   Please be advised supplementally that based on information received from Fursa and its affiliates, we hereby advise you that Fursa and its affiliates do not have an existing short position in the common stock of the Company.

13.   Please be advised supplementally that the disclosure set forth in the Registration Statement of the relationships and arrangements between Versadial and Fursa and affiliates of Fursa is a complete and accurate description of such relationships and arrangements. Further, all agreements between Versadial and Fursa and between Versadial and affiliates of Fursa are now included as exhibits to the Registration Statement. For a detailed chronological outline of the transactions between the parties, reference is made to response 1 previously set forth.

14.   Please be advised supplementally that as the shares issuable upon exercise of the warrants held by Fursa and its affiliates are no longer included in the Registration Statement, we respectfully submit that the information requested by this item is not longer applicable. Please be further advised supplementally that the number of shares now included in this Registration Statement was the result of arms-length negotiations between the parties.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	August 6, 2007
Page -5-

15.   Please be advised supplementally that we have revised the disclosure in the Registration Statement to more fully describe these circumstances.

16.   Please be advised supplementally that we have revised the Registration Statement to disclose this information.

17.-21.     Please be advised supplementally that since all selling shareholders other than Fursa have been removed from the Registration Statement, the information requested is no longer applicable.

22.	Please be advised supplementally that we have revised the Registration Statement to include the business experience of Messrs. Bond and Hawthorne for the past five years.

23.	Please be advised supplementally that we have revised the Registration Statement to include the requested information.

24.
Please be advised supplementally that the distribution agreement referring specifically to Faber-Castell has been removed from the disclosure as the agreement, although executed, has not commenced and is contingent upon certain customer orders. The agreement will be filed as an exhibit in future filings at such time if it is deemed to be required as a material contract. We do not deem any other distribution agreements as material.

25.
Please be advised supplementally that we have revised the Registration Statement in response to the staff’s comment. We believe the manufacturing agreement referred to in note 9 of the Company’s financial statements for the year ended June 30, 2006. 1 is not required to be filed as an exhibit under Item 601(b)(10) of Regulation S-B.

26.	Please be advised supplementally that we have revised the Registration Statement to include the requested information.

27.	Please be advised supplementally that we have updated this disclosure in the Registration Statement.

28.
Please be advised supplementally that we have revised the Registration Statement in response to the staff’s comment. We have updated the Management’s Discussion and Analysis section through March 31, 2007 and included a discussion of the changes in our statement of cash flows as pertains to operating, investing and financing cash flows.

29.
Please be advised supplementally that we have provided additional disclosure in our updated Management Discussion concerning capital commitments. We will include a commitment table in our annual 10-KSB filing for the fiscal year ended June 30, 2007.

30.
Please be advised supplementally that the Registration Statement has been updated to include results of operations for the nine months ended March 31, 2007 and 2006 and the correct amounts of debt discount and interest are reflected. Please be further advised that we believe the financing and debt discount cost for the six months ended December 31, 2006 were not correct due to a reclassification on the statements of operations which we failed to reflect in our results of operations discussion.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	August 6, 2007
Page -6-

31.	Please be advised supplementally that we have revised the Registration Statement in response to the staff’s comment to the extent the information is currently known to the Company.

32.
Please be advised supplementally that as previously noted, the Registration Statement has been updated to include results of operations for the nine months ended March 31, 2007 and 2006. As noted above in comment #30, we believe that the interest expense, financing and debt discount costs were not correct due to a reclassification on the statements of operations which we failed to reflect in our results of operations discussion. However, in aggregate the changes noted were correctly stated.

33.	Please be advised supplementally that we have revised the Registration Statement in response to the staff’s comment, giving retroactive effect to the reverse stock split.

34.	Please be advised supplementally that the lease agreement is for corporate office space only and not deemed to be a material agreement required under Item 601(b)(10) of Regulation S-B.

35.	Please be advised supplementally that we have revised the Registration Statement to update this information.

36.	Please be advised supplementally that we have revised the Registration Statement in response to the staff’s comment.

37.	Please be advised supplementally that we have deleted this statement.

38.	Please be advised supplementally that we have revised the Registration Statement to delete the incorporation by reference to the Prospectus and included the financial statements in the prospectus.

39.	Please be advised supplementally that we have revised the Registration Statement to state the requested information.

40.	Please be advised supplementally that we have revised the Registration Statement to include an exhibit index.

41.	Please be advised supplementally that we have revised the Registration Statement to indicate the requested reference.

42.	Please be advised supplementally that we have refiled the appropriate exhibits.

43.	Please see response to comment 42.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	August 6, 2007
Page -7-

44.	Please be advised supplementally that the auditor’s consent has been revised.

45.
Please be advised supplementally that the financial statements for the nine months ended March 31, 2007 as previously filed with the Commission, were revised to incorporate the staff’s comments where noted.

46.
Please be advised supplementally that the Company has updated the inventory footnote pertaining to accounting policies in our financial statements for the nine months ended March 31, 2007 included in the revised Registration Statement.

47.
Please be advised supplementally that we are not sure if you are referring to the acquisition of assets of SCG by Innopump or the reverse merger between Innopump and Versadial (formerly CARS). The acquisition assets of SCG by Innopump was a transaction as described in Footnote 1 to the financial statements, of entities under common control meeting the requirements of FAS 41 paragraphs D11 - D13 and was treated as a pooling of interests whereby the financial statements were combined prior to the merger and consolidated subsequent to the merger with Versadial under the requirements of FIN 46r.

In regard to the reverse merger, as described in Footnotes 1 and 3 to the financial statements, the financial statements of Innopump, as the accounting acquiror, are carried forward subsequent to the merger as those of the combined entity. Proforma financial statements are presented in Footnote 3.

48.
Please be advised supplementally that we believe these points are fully described in the Company's financial statements for the nine months ended March 31, 2007 included in the revised Registration Statement. Footnote 1, under the heading “Basis of Presentation” (3rd Paragraph) addresses the presentation of the common stock and per share information which are retroactively adjusted for the merger. The weighted average calculations give effect to the retroactive adjustment.

49.
Please be advised supplementally that the accounting for the Registration Rights Agreement has been set forth in our financial statements for the nine months ended March 31, 2007 included in the revised Registration Statement. Footnote 5, under the heading “ Derivative Financial Instruments” addresses the accounting of the Investor Warrants as a liability since the Investor Warrants contain registration rights whereby Liquidated Damages Warrants would be required to be issued to the holder in the event the Company failed to receive an effective registration. The disclosure required by paragraph 12 of FSP EITF00-19-2 is noted in Footnote 5 whereby it is disclosed that the Company is obligated to issue warrants to the Investor until the registration statement is declared effective.

50.
Please be advised supplementally that we will include the required segment disclosure in our annual 10-KSB filing for the year end June 30, 2007 and in subsequent filings in accordance with paragraph 38 of SFAS 131.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	August 6, 2007
Page -8-

51.	Please be advised supplementally that accrued expenses are not deemed to be a material or meaningful component requiring separate disclosure under the guidelines of paragraph 29 of SFAS 95.

52.
Please be advised supplementally that the Company holds the majority of our cash balances in U.S. dollars. Exchange rate changes are not deemed to be a material or meaningful component requiring separate disclosure under the guidelines of paragraph 29 of SFAS 95.

53.	Please see response to Comment 47 above. At June 30, 2006, prior to the merger, they were entities under common control and were combined.

54.	Please see response to Comments 47 and 53.

55.
Please be advised supplementally that the Company will include the requested additional disclosures pertaining to cost of revenues line items and types of expenses in general and administrative expenses in its annual 10-KSB filing for the year end June 30, 2007 and in subsequent filings.

56.
Please be advised supplementally that the Company has updated the revenue recognition footnote pertaining to accounting policies in its financial statements for the nine months ended March 31, 2007 included in the revised Registration Statement.

57.
Please be advised supplementally that the reference made to fiscal year ended July 31, 2007 and July 31, 2009 was in error and has been corrected. The Company has no plans to change its fiscal year from June.

58.
Please be advised supplementally that the Company maintains only one lease for Corporate office space. The rent does not increase over the term of the lease except for consumer price index escalations which are limited to 3% a year. The Company does not take these into account in computing its minimum lease payments which are based on the current annual rent as they are not deemed material.

59.
Please be advised supplementally that the Company will include the required additional disclosures pertaining to major customers in its annual 10-KSB filing for the year end June 30, 2007 and in subsequent filings.

60.	Please be advised supplementally that we have revised the Registration Statement to include the requested undertaking.

61.
Please be advised supplementally that we have revised the Registration Statement to include the additional signature as well as specification of the additional capacity in which the Registration Statement has been signed by the principal executive officer of the Company.

62.	-63.	Please be advised supplementally that the staff’s comment will be followed in future filings.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	August 6, 2007
Page -9-

64.	Please be advised supplementally that the Company has amended the 8-K Report filed August 11, 2006 in response to the staff’s comment on June 23, 2007.

65.	Please be advised supplementally that the Company has amended the Form 8-K Report filed February 7, 2007 in response to the staff’s comment on June 23, 2007.

66.	Please be advised supplementally that the Company will follow the staff’s comment in future filings.

Very truly yours, Beckman, Lieberman & Barandes, LLP

By: /s/	Robert Barandes
Robert Barandes

RB/cr